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TIAA-CREF SiteLine Web Site Article


TIAA-CREF Fights Bergen Brunswig's Poison Pill

TIAA-CREF has written a letter to fellow shareholders of The Bergen Brunswig Corporation (NYSE: BBC), asking them to support TIAA-CREF's shareholder resolution requesting the Bergen board to redeem or put to shareholder vote the company's "dead hand" poison pill defense. TIAA-CREF owns 2.1 million shares or
1.9 percent of Bergen's common stock.

Dead hand poison pills are a takeover defense which prevent an acquisition of a company even if a majority of shareholders favor the acquistion. In contrast to typical poison pills, which can be removed by newly-appointed directors who, because of their support for an acquisition offer, are voted onto the board by shareholders, dead hand poison pills can only be removed by incumbent directors on the board before a proxy fight. Therefore, even if an existing board was replaced with directors favoring an acquisition, it could not go through.

Bergen's proxy statement defense of its dead hand poison pill "misses the point," said Peter C. Clapman, TIAA-CREF's senior vice president and chief counsel, Investments, in the letter to fellow shareholders. TIAA-CREF's position is based on the fact that Bergen "argues against the TIAA-CREF resolution mainly by presenting the logic behind poison pills in general," rather than addressing or defending the particular dead hand provision which TIAA-CREF contends "ignores the will of shareholders by subverting the voting process."

As support for its position, TIAA-CREF informs shareholders that "dead hand poison pills have been declared illegal in Delaware, the state in which the majority of U.S. public companies are incorporated."

Seven out of ten companies to which TIAA-CREF submitted a similar resolution this year have voluntarily agreed to remove their dead hand poison pill. TIAA-CREF believes that this clearly shows that this particular type of poison pill is contrary to good corporate governance, and therefore will not be tolerated by shareholders.

Ken Bertsch, TIAA-CREF's director of corporate governance, is available to answer shareholders' questions. He can be reached at (212) 916-4972. Media inquiries can be e-mailed to Tom Pinto, TIAA-CREF's Media Relations Director, at tpinto@tiaa-cref.org.